SIRIUS XM RADIO INC.
1221 Avenue of the Americas
New York, New York 10020
March 23, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 20549
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Bartelmes John Harrington
Re: Sirius XM Radio Inc. Registration Statement on Form S-3 (File No. 333-156495)
Dear Messrs. Bartelmes and Harrington:
          Reference is made to the Registration Statement on Form S-3 (File No. 333-156495) filed with the Securities and Exchange Commission by Sirius XM Radio Inc. (the “Company”) on December 30, 2008 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of the Registration Statement together with all exhibits thereto.
          The Registration Statement was filed for resale from time to time by the Company or selling securityholders of the Company’s securities. Upon the Company’s filing of its Annual Report on Form 10-K, the Registration Statement ceased to be usable as the Company was no longer a “well-known seasoned issuer” (as such term is defined in Rule 405 under the Securities Act of 1933). Subsequent to such date, the Company has regained such status and has elected to file a new automatic shelf registration statement on Form S-3. The Company confirms that the only securities registered under the Registration Statement were certain shares of common stock held by the stockholders named in the prospectus supplement relating to the Registration Statement filed on February 17, 2009. Any such shares that are still held by any of the stockholders named in such prospectus supplement have been or will be registered by the Company under the new automatic shelf registration statement on Form S-3.
          If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, John C. Ericson, Esq. of Simpson Thacher & Bartlett LLP at (212) 455-2000.

Sincerely, SIRIUS XM RADIO INC.
By:	/s/ Patrick L. Donnelly
	Name:	Patrick L. Donnelly
	Title:	Executive Vice President, General Counsel and Secretary